EXHIBIT 77D
for Strategist World Fund, Inc.
            Strategist Emerging Markets Fund
            Strategist World Growth Fund
            Strategist World Income Fund
            Strategist World Technologies Fund


At the Board of Directors meeting held on November 23, 1998, the following investment policies were eliminated:

For all 4 funds --
     The Fund will not pledge or mortgage its assets beyond 15% of total assets.

The Fund will not invest more than 5% of its total assets in securities of [domestic or foreign] companies, including any predecessors, that have a record of less than three years continuous operations.

The Fund will not invest more than 5% of its net assets in warrants.

The Fund will not invest in exploration or development programs such as oil, gas or mineral leases.

For Emerging Market Portfolio, and World Technologies Portfolio only -- The Fund will not purchase securities of an issuer if the board members and officers of the Fund, the Portfolio and of AEFC hold more than a certain percentage of the issuer's outstanding securities. If the holdings of all board members and officers of the Fund, the Portfolio and of AEFC who own more than 0.5% of an issuer's securities are added together, and if in total they own more than 5%, the Fund will not purchase securities of that issuer.